Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 1 DATED NOVEMBER 20, 2012
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	recent real property investments;
(3)	potential real property investments;
(4)	the renewal of our advisory agreement;
(5)	updates to our prior performance summary;
(6)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Quarterly Report on Form 10-Q filed on November 13, 2012; and

(7)
our condensed consolidated unaudited financial statements for the quarterly period ended September 30, 2012 and the notes thereto, substantially the same as that which was included in our Quarterly Report on Form 10-Q filed on November 13, 2012.

Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of October 2012, we accepted investors’ subscriptions for, and issued, approximately 4.9 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $49.3 million. As of November 15, 2012, we had accepted investors’ subscriptions for, and issued, approximately 22.7 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $226.2 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary - Description of Real Estate Investments” on page 10 of the prospectus.
Description of Real Estate Investments
As of November 15, 2012, our investment portfolio consisted of 48 properties located in 20 states, consisting of approximately 848,000 gross rentable square feet of commercial space. We acquired 16 properties between October 4, 2012 and November 15, 2012, which are listed below in order of their date of acquisition.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet	Purchase Price
Ross – Ft. Worth, TX	Discount Store	1	Ross Dress for Less, Inc.	32,400	$4,900,000
CVS – Irving, TX	Drugstore	1	CVS Pharmacy, Inc.	10,908	3,917,557
Mattress Firm – Jonesboro, AR	Furniture Store	1	Mattress Firm, Inc.	6,000	2,189,000
Petsmart – Baton Rouge, LA	Pet Supplies	1	Petsmart, Inc.	25,265	4,100,000
Walgreens – Lubbock (82nd), TX	Drugstore	1	Walgreens Co.	15,120	4,240,500
Walgreens – Lubock (Indiana), TX	Drugstore	1	Walgreens Co.	13,905	3,698,500
Kohl’s – Hutchinson, KS	Department Store	1	Kohl’s Illinois, Inc.	55,000	3,385,000
CVS – Cartersville, GA	Drugstore	1	Georgia CVS Pharmacy, LLC	13,225	2,616,000
Logan’s Roadhouse – Lancaster, TX	Restaurant	1	Logan’s Roadhouse, Inc.	6,555	3,165,000
Logan’s Roadhouse – Opelika, AL	Restaurant	1	Logan’s Roadhouse, Inc.	8,140	2,959,813
Logan’s Roadhouse – Sanford, FL	Restaurant	1	Logan’s Roadhouse, Inc.	8,670	3,625,744
Logan’s Roadhouse – Troy, OH	Restaurant	1	Logan’s Roadhouse, Inc.	6,533	3,105,000
Advance Auto – Corydon, IN	Automotive	1	Advance Stores Company, Incorporated	6,895	1,513,393
Mattress Firm – Pineville, NC	Furniture Store	1	Mattress Firm, Inc.	10,837	3,389,000
Tractor Supply – Newnan, GA	Home and Garden	1	Tractor Supply Company	19,097	3,943,000
Cost Plus – Kansas City, MO	Discount Store	1	Cost Plus, Inc.	26,967	3,865,000
				265,517	$54,612,507

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies - Real Property Investments” beginning on page 107 of the prospectus.
Real Property Investments
As of November 15, 2012, we, through separate wholly-owned limited liability companies and limited partnerships, owned 48 properties located in 20 states, consisting of approximately 848,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and proceeds from our revolving credit facility. We acquired 16 properties between October 4, 2012 and November 15, 2012, which are listed below in order of date of acquisition.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Ross – Ft. Worth, TX	October 4, 2012	2010	$4,900,000	$98,000	7.27%	7.27%	100%
CVS – Irving, TX	October 5, 2012	2000	3,917,557	78,351	6.55%	6.55%	100%
Mattress Firm – Jonesboro, AR	October 5, 2012	2012	2,189,000	43,780	8.20%	8.85%	100%
Petsmart – Baton Rouge, LA	October 11, 2012	1999	4,100,000	82,000	8.21%	8.21%	100%
Walgreens – Lubbock (82nd), TX	October 11, 2012	2000	4,240,500	84,810	7.11%	7.11%	100%
Walgreens – Lubbock (Indiana), TX	October 11, 2012	1998	3,698,500	73,970	7.17%	7.17%	100%
Kohl’s – Hutchinson, KS	October 19, 2012	2012	3,385,000	67,700	6.50%	6.50%	100%
CVS – Cartersville, GA	October 22, 2012	2009	2,616,000	52,320	6.25%	6.25%	100%

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Logan’s Roadhouse – Lancaster, TX	October 23, 2012	2011	$3,165,000	$63,300	7.70%	8.97%	100%
Logan’s Roadhouse – Opelika, AL	October 23, 2012	2005	2,959,813	59,196	7.86%	8.96%	100%
Logan’s Roadhouse – Sanford, FL	October 23, 2012	1999	3,625,744	72,515	7.86%	8.97%	100%
Logan’s Roadhouse – Troy, OH	October 23, 2012	2011	3,105,000	62,100	7.70%	8.98%	100%
Advance Auto – Corydon, IN	October 26, 2012	2012	1,513,393	30,268	7.75%	7.75%	100%
Mattress Firm – Pineville, NC	October 29, 2012	2000	3,389,000	67,780	8.25%	8.78%	100%
Tractor Supply – Newnan, GA	November 6, 2012	2009	3,943,000	78,860	7.10%	8.04%	100%
Cost Plus – Kansas City, MO	November 13, 2012	2001	3,865,000	77,300	7.66%	7.80%	100%
			$54,612,507	$1,092,250

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 76 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. The majority of our properties are subject to triple net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. The majority of our properties are subject to triple net leases. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

		Total	% of Total		Current		Base Rent
		Square	Rentable	Renewal	Annual		per
		Feet	Square	Options	Base		Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent		Foot	Lease Term (3)
Ross – Ft. Worth, TX	Ross Dress for Less, Inc.	32,400	100%	3/5 yr.	$356,400		$11.00	10/5/2012	-	1/31/2023
CVS – Irving, TX	CVS Pharmacy, Inc.	10,908	100%	5/5 yr.	256,600		23.52	10/5/2012	-	10/31/2037
Mattress Firm – Jonesboro, AR	Mattress Firm, Inc.	6,000	100%	3/5 yr.	179,500	(4)	29.92	10/5/2012	-	5/31/2024
Petsmart – Baton Rouge, LA	Petsmart, Inc.	25,265	100%	5/5 yr.	336,518		13.32	10/11/2012	-	4/30/2024
Walgreens – Lubbock (82nd), TX	Walgreens Co.	15,120	100%	8/5 yr.	301,500		19.94	10/11/2012	-	10/31/2032
Walgreens – Lubbock (Indiana), TX	Walgreens Co.	13,905	100%	7/5 yr.	265,307		19.08	10/11/2012	-	10/31/2032
Kohl’s – Hutchinson, KS	Kohl’s Illinois, Inc.	55,000	100%	8/5 yr.	220,000		4.00	10/19/2012	-	1/31/2033
CVS – Cartersville, GA	Georgia CVS Pharmacy, LLC	13,225	100%	3/5 yr.	163,500		12.36	10/22/2012	-	1/31/2035

		Total	% of Total		Current		Base Rent
		Square	Rentable	Renewal	Annual		per
		Feet	Square	Options	Base		Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent		Foot	Lease Term (3)
Logan’s Roadhouse – Lancaster, TX	Logan’s Roadhouse, Inc.	6,555	100%	3/5 yr.	$243,560	(5)	$37.16	10/23/2012	-	1/31/2032
Logan’s Roadhouse – Opelika, AL	Logan’s Roadhouse, Inc.	8,140	100%	5/5 yr.	232,618	(6)	28.58	10/23/2012	-	11/29/2026
Logan’s Roadhouse – Sanford, FL	Logan’s Roadhouse, Inc.	8,670	100%	5/5 yr.	285,030	(6)	32.88	10/23/2012	-	11/29/2026
Logan’s Roadhouse – Troy, OH	Logan’s Roadhouse, Inc.	6,533	100%	3/5 yr.	239,040	(5)	36.59	10/23/2012	-	1/31/2032
Advance Auto – Corydon, IN	Advance Stores Company, Incorporated	6,895	100%	3/5 yr.	117,258		17.01	10/26/2012	-	7/31/2027
Mattress Firm – Pineville, NC	Mattress Firm, Inc.	10,837	100%	2/5 yr.	279,595	(4)	25.80	10/29/2012	-	10/31/2023
Tractor Supply – Newnan, GA	Tractor Supply Company	19,097	100%	4/5 yr.	279,996	(4)	14.66	11/6/2012	-	7/31/2024
Cost Plus – Kansas City,	Cost Plus, Inc.	26,967	100%	1/5 yr.	295,870		10.97	11/13/2012	-	1/31/2018
MO					309,365		11.47	2/1/2018	-	1/31/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective
	property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the
	end of the non-cancellable lease term, assuming no renewals are exercised. Pursuant to each of the leases, the tenants
	are required to pay substantially all operating expenses in addition to base rent.
(4)	The annual base rent under the lease increases every five years by approximately 10% of the then-current annual base
	rent.
(5)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in
	the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every year by the lesser of the cumulative percentage increase in the
	Consumer Price Index over the preceding annual period or 1.75% of the then-current annual base rent.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of November 15, 2012 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	1	3,900	42,900	* %
2016	1	1,200	20,644	* %
2017	3	5,700	117,692	* %
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	44,925	889,515	6%
2021	—	—	—	—%
2022	2	57,259	502,583	3%
Thereafter	46	731,376	14,141,018	90%
	54	844,360	$15,714,352	100%

* Represents less than 1% of the total annual base rent.

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the 16 properties described in this prospectus supplement is approximately $44.8 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these 16 properties is estimated, as of November 15, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
Ross – Ft. Worth, TX	$4,018,000
CVS – Irving, TX	3,212,397
Mattress Firm – Jonesboro, AR	1,794,980
Petsmart – Baton Rouge, LA	3,362,000
Walgreens – Lubbock (82nd), TX	3,477,210
Walgreens – Lubock (Indiana), TX	3,032,770
Kohl’s – Hutchinson, KS	2,775,700
CVS – Cartersville, GA	2,145,120
Logan’s Roadhouse – Lancaster, TX	2,595,300
Logan’s Roadhouse – Opelika, AL	2,427,047
Logan’s Roadhouse – Sanford, FL	2,973,110
Logan’s Roadhouse – Troy, OH	2,546,100
Advance Auto – Corydon, IN	1,240,982
Mattress Firm – Pineville, NC	2,778,980
Tractor Supply – Newnan, GA	3,233,260
Cost Plus – Kansas City, MO	3,169,300
$44,782,256
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Compensation to
Property	Acquisition Date	Purchase Price	Sponsor (1)
Dollar General Portfolio – Various (2)	November 2012	$7,772,463	$155,449
Michael’s – Bowling Green, KY	November 2012	3,110,000	62,200
Logan’s Roadhouse – Bristol, VA	November 2012	3,939,000	78,780
Hobby Lobby – Mooresville, NC	November 2012	5,500,000	110,000
Tractor Supply – Spencer, WV	November 2012	2,945,000	58,900
Big Lots – San Angelo, TX	November 2012	3,300,000	66,000
Big Lots – Waco, TX	November 2012	2,650,000	53,000
Dollar General/General Market Portfolio – Various (3)	November 2012	12,474,083	249,482
Kirkland’s – Jonesboro, AR	November 2012	2,903,226	58,065
Tractor Supply – Canon City, CO	November 2012	3,717,186	74,344
		$48,310,958	$966,220

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		The Dollar General portfolio consists of three single-tenant retail properties located in Alabama and Tennessee.
The properties will be subject to individual lease agreements.
(3)		The Dollar General/General Market portfolio consists of nine single-tenant retail properties located in Indiana,
Louisiana, Missouri, Ohio and Texas. The properties will be subject to individual lease agreements.
The potential property acquisitions are subject to net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant(s)	Square Feet	Occupancy
Dollar General – Various (1)	3	Dolgencorp, LLC	50,440	100%
Michael’s – Bowling Green, KY	1	Michaels Stores, Inc.	18,391	100%
Logan’s Roadhouse – Bristol, VA	1	Logan’s Roadhouse, Inc.	7,936	100%
Hobby Lobby – Mooresville, NC	1	Hobby Lobby, Inc.	55,000	100%
Tractor Supply – Spencer, WV	1	Tractor Supply Company	19,127	100%
Big Lots – San Angelo, TX	1	PNS Stores, Inc.	35,584	100%
Big Lots – Waco, TX	1	PNS Stores, Inc.	28,526	100%
Dollar General/General Market – Various (2)	9	Dolgencorp, LLC	87,996	100%
Kirkland’s – Jonesboro, AR	1	Kirkland’s Stores, Inc.	9,000	100%
Tractor Supply – Canon City, CO	1	Tractor Supply Company	21,924	100%
			333,924

(1)			The Dollar General portfolio consists of three single-tenant retail properties located in Alabama and Tennessee.
The properties will be subject to individual lease agreements.
(2)			The Dollar General/General Market portfolio consists of nine single-tenant retail properties located in Indiana,
Louisiana, Missouri, Ohio and Texas. The properties will be subject to individual lease agreements.

The table below provides leasing information for the major tenants at each potential property:

			Current	Base Rent
		Renewal	Annual Base	per Square
Property	Major Tenants (1)	Options (2)	Rent	Foot		Lease Term (3)
Dollar General – Various	Dolgencorp, LLC	5/5 yr.	$578,231	$11.46		12/1/2012	-	11/30/2023
			595,578	11.81		12/1/2023		11/30/2027
Michael’s – Bowling Green, KY	Michaels Stores, Inc.	4/5 yr.	239,451	13.02		10/1/2012	-	10/31/2017
			257,474	14.00		11/1/2017	-	2/28/2023
Logan’s Roadhouse – Bristol, VA	Logan’s Roadhouse,	5/5 yr.	332,206	41.86		12/1/2006	-	11/30/2012
	Inc.		338,019	42.59	(4)	12/1/2012	-	11/30/2026
Hobby Lobby – Mooresville, NC	Hobby Lobby, Inc.	3/5 yr.	412,500	7.50	(5)	10/31/2012	-	10/31/2027
Tractor Supply – Spencer, WV	Tractor Supply Company	4/5 yr.	210,000	10.98	(6)	8/11/2012	-	8/31/2027
Big Lots – San Angelo, TX	PNS Stores, Inc.	4/5 yr.	249,088	7.00		11/19/2012	-	1/31/2018
			273,997	7.70		2/1/2018	-	1/31/2023
Big Lots – Waco, TX	PNS Stores, Inc.	2/5 yr.	99,841	3.50		4/1/2012	-	4/17/2013
			199,682	7.00		4/18/2013	-	1/31/2017
			219,650	7.70		2/1/2017	-	1/31/2022
Dollar General/General Market –	Dolgencorp, LLC	4/5 yr.	910,608	10.35		11/1/2012	-	10/31/2023
Various			937,926	10.66		11/1/2023		10/31/2027
Kirkland’s – Jonesboro, AR	Kirkland’s Stores, Inc.	2/5 yr.	225,000	25.00		10/31/2012	-	1/31/2018
			247,500	27.50		2/1/2018	-	1/31/2023
Tractor Supply – Canon City, CO	Tractor Supply Company	4/5 yr.	269,496	12.29	(7)	10/1/2012	-	9/30/2027

(1)			Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)			Represents number of renewal options and the term of each option.
(3)			Represents lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.
(4)			The annual base rent under the lease increases each year by the lesser of (a) two times the cumulative percentage increase in the Consumer Price Index over the preceding annual period, with a minimum of 0.35%, or (b) 1.75% of the then-current annual base rent.
(5)			The annual base rent under the lease increases every five years by approximately 6.7% of the then-current annual base rent.
(6)			The annual base rent under the lease increases every five years by approximately 10% of the then-current annual base rent.
(7)			The annual base rent under the lease increases every five years by 7.5% of the then-current annual base rent.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our Credit Facility. We may use the properties as collateral in future financings.

Renewal of Advisory Agreement
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management - The Advisory Agreement” beginning on page 72 of the prospectus.
Our board of directors has approved the renewal of our advisory agreement with Cole REIT Advisors IV, LLC, for a term ending November 30, 2013, and the agreement may be renewed for an unlimited number of successive one-year periods thereafter.

Table of Contents

Updates to our Prior Performance Summary
The following information supersedes and replaces the fourth paragraph of the section in our prospectus captioned “Prior Performance Summary - Adverse Business and Other Developments - Distributions and Redemptions” on page 131 of the prospectus.
As of December 31, 2011, CCPT II had paid approximately $536.0 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $484.6 million, net proceeds in excess of CCPT II’s investment from its sale of marketable securities of approximately $21.5 million, offering proceeds of approximately $9.7 million, distributions received in excess of income from CCPT II’s unconsolidated joint venture and cash received from mortgage notes receivable and real estate assets under direct financing leases of $13.6 million, net proceeds in excess of CCPT II’s investment from its sale of an unconsolidated joint venture of $2.0 million and net borrowings of approximately $4.6 million. As of December 31, 2011, CCPT II had expensed approximately $9.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. CCPT II treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2012. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto and the other unaudited financial data included in this prospectus supplement. The following discussion should also be read in conjunction with our audited consolidated balance sheet, and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Registration Statement on Form S-11, as amended. The terms “we,” “us,” “our” and the “Company” refer to Cole Credit Property Trust IV, Inc. and unless otherwise defined herein, capitalized terms used herein shall have the same meanings as set forth in our condensed consolidated unaudited financial statements and the notes thereto.
Forward-Looking Statements
Except for historical information, this section contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including discussion and analysis of our financial condition and our subsidiaries, our anticipated capital expenditures, amounts of anticipated cash distributions to our stockholders in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of our business and industry. Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” or comparable words, variations and similar expressions are intended to identify forward-looking statements. All statements not based on historical fact are forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or implied in the forward-looking statements. A full discussion of our risk factors may be found in the “Risk Factors” section in our prospectus relating to the Offering.
Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of our Quarterly Report on Form 10-Q. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this prospectus supplement include, among others, changes in general economic conditions, changes in real estate conditions, construction costs that may exceed estimates, construction delays, increases in interest rates, lease-up risks, rent relief, inability to obtain new tenants upon the expiration or termination of existing leases, inability to obtain financing or refinance existing debt, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flows. The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of our prospectus relating to the Offering.

Management’s discussion and analysis of financial condition and results of operations are based upon our condensed consolidated unaudited financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
Overview
We were formed on July 27, 2010, and we intend to elect to be taxed as a REIT for federal income tax purposes beginning with the taxable year ending December 31, 2012. We commenced our principal operations on April 13, 2012, when we issued the initial 308,000 shares of our common stock. We have no paid employees and are externally advised and managed by CR IV Advisors. We intend to use substantially all of the net proceeds from our Offering to acquire and operate a diverse portfolio of retail and other income-producing commercial properties, which are leased to creditworthy tenants under long-term leases. We expect that most of the properties will be strategically located throughout the United States and U.S. protectorates and subject to long-term triple net or double net leases, whereby the tenant will be obligated to pay for all or most of the expenses of maintaining the property (including real estate taxes, special assessments and sales and use taxes, utilities, insurance, building repairs and common area maintenance related to the property). We generally intend to hold each property we acquire for an extended period, of more than seven years.
Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our property indebtedness and acquisition and operating expenses. Rental and other property income accounted for 93% and 94% of our total revenue for the three and nine months ended September 30, 2012, respectively. As 99.8% of our rentable square feet was under lease as of September 30, 2012, with a weighted average remaining lease term of 16.2 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. CR IV Advisors regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If CR IV Advisors identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease. In addition, as of September 30, 2012, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 25%.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Recent Market Conditions
Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Since 2010, the volume of mortgage lending for commercial real estate has been increasing and lending terms have improved and they continue to improve; however, such lending activity continues to be significantly less than previous levels. Although lending market conditions have improved, certain factors continue to negatively affect the lending environment, including the sovereign credit issues of certain countries in the European Union. We may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, borrowings on our Credit Facility, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.

The economic downturn led to high unemployment rates and a decline in consumer spending. These economic trends have adversely impacted the retail and real estate markets by causing higher tenant vacancies, declining rental rates and declining property values. In 2011 and through September 30, 2012, the economy improved and continues to show signs of recovery. Additionally, the real estate markets have experienced an improvement in property values, occupancy and rental rates; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As of September 30, 2012, 99.8% of our rentable square feet was under lease. However, if the recent improvements in economic conditions do not continue, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, CR IV Advisors will actively seek to lease our vacant space, however, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.
Results of Operations
On April 13, 2012 we commenced principal operations and as of September 30, 2012, we owned 32 properties, of which 99.8% of the gross rentable square feet was leased. As we did not commence principal operations until April 13, 2012, comparative financial data is not presented for the three and nine months ended September 30, 2011.
Three Months Ended September 30, 2012
Revenue for the three months ended September 30, 2012 totaled $1.8 million. Our revenue consisted primarily of rental and other property income of $1.7 million related to the 2012 Acquisitions, which accounted for 93% of total revenue. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $123,000 in tenant reimbursement income during the three months ended September 30, 2012.
General and administrative expenses for the three months ended September 30, 2012 totaled $589,000, primarily consisting of unused Credit Facility fees, insurance, advisor operating expense reimbursements, accounting fees, board of directors fees, legal fees, organization fees and state income and franchise taxes. For the three months ended September 30, 2012, property operating expenses were $130,000, primarily related to property taxes, repairs and maintenance and property related insurance. Depreciation and amortization expenses were $678,000 and acquisition expenses totaled $2.6 million during the three months ended September 30, 2012, related to the 2012 Acquisitions.
Pursuant to the advisory agreement with CR IV Advisors and based upon the amount of our current invested assets, we are required to pay to CR IV Advisors a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets. Additionally, we may be required to reimburse certain expenses incurred by CR IV Advisors in providing such advisory services, subject to limitations as set forth in the advisory agreement. Advisory fees and expenses for the three months ended September 30, 2012 totaled $207,000.
Our 2012 Acquisitions were financed with proceeds from our Offering and borrowings from our Credit Facility. During the three months ended September 30, 2012, we incurred interest expense of $364,000, which included $189,000 in amortization of deferred financing costs. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets in accordance with our investment strategy.
Nine Months Ended September 30, 2012
Revenue for the nine months ended September 30, 2012 totaled $2.5 million. Our revenue consisted primarily of rental and other property income of $2.3 million related to the 2012 Acquisitions, which accounted for 94% of total revenue. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $150,000 in tenant reimbursement income during the nine months ended September 30, 2012.
General and administrative expenses for the nine months ended September 30, 2012 totaled $812,000, primarily consisting of unused Credit Facility fees, insurance, advisor operating expense reimbursements, board of directors fees, accounting fees, legal fees, organization fees and state income and franchise taxes. For the nine months ended September 30, 2012, property operating expenses were $157,000, primarily related to property taxes, repairs and maintenance and property related insurance. Depreciation and amortization expenses were $938,000 and acquisition expenses totaled $4.6 million during the nine months ended September 30, 2012 related to the 2012 Acquisitions.
Pursuant to the advisory agreement with CR IV Advisors and based upon the amount of our current invested assets, we are required to pay to CR IV Advisors a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets. Additionally, we may be required to reimburse certain expenses incurred by CR IV Advisors in providing such advisory services, subject to limitations as set forth in the advisory agreement. Advisory fees and expenses for the nine months ended September 30, 2012 totaled $297,000.

Our 2012 Acquisitions were financed with proceeds from our Offering and borrowings from our Credit Facility. During the nine months ended September 30, 2012, we incurred interest expense of $618,000, which included $226,000 in amortization of deferred financing costs. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets in accordance with our investment strategy.
Distributions
Our board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.001707848 per share for stockholders of record as of each day of the period commencing on April 14, 2012, the first day following the release from escrow of the subscription proceeds received in the Offering, and ending on December 31, 2012.
During the nine months ended September 30, 2012, we paid distributions of $1.1 million, including $539,000 through the issuance of shares pursuant to our DRIP. Net cash used in operating activities for the nine months ended September 30, 2012 was $3.4 million and reflects a reduction for real estate acquisition fees and related costs incurred and expensed of $4.6 million, in accordance with GAAP. As set forth in the “Estimated Use of Proceeds” section of the prospectus for the Offering, we treat our real estate acquisition related expenses as funded by proceeds from the Offering. Therefore, for consistency, proceeds from the issuance of common stock for the nine months ended September 30, 2012 are considered a source of our distributions to the extent that acquisition expenses have reduced net cash flows from operating activities. As such, all of our 2012 distributions were funded from proceeds from our Offering. For the nine months ended September 30, 2011, no distributions were paid as we had not commenced principal operations.
Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate-related investments, for the payment of operating expenses and distributions, for the payment of principal and interest on any outstanding indebtedness and to satisfy redemption requests. Generally, we expect to meet cash needs for items other than acquisitions from our cash flow from operations, and we expect to meet cash needs for acquisitions from the net proceeds of our Offering and from debt financings. The sources of our operating cash flows will primarily be provided by the rental income received from our leased properties. We expect to continue to raise capital through our Offering and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for operating expenses, distributions and interest and principal on current and any future indebtedness. We expect to meet our short-term liquidity requirements through net cash provided by operations and proceeds from the Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our expected future acquisitions.
We expect our operating cash flows to increase as we acquire properties. Assuming a maximum offering and assuming all shares available under our DRIP are sold, we expect that approximately 88.1% of the gross proceeds from the sale of our common stock will be invested in real estate and real estate-related assets, while the remaining approximately 11.9% will be used for working capital and to pay costs of the offering, including sales commissions, dealer manager fees, organization and offering expenses and fees and expenses of CR IV Advisors in connection with acquiring properties. CR IV Advisors pays the organizational and other offering costs associated with the sale of our common stock, which we reimburse in an amount up to 2.0% of the gross proceeds of our Offering. As of September 30, 2012, CR IV Advisors had paid offering and organization costs of $3.5 million in connection with our Offering, of which we had reimbursed $3.1 million. The remaining $451,000 of costs related to the organization of our Offering were not included in the our financial statements as of September 30, 2012 because such costs were not a liability to us as they exceeded 2.0% of gross proceeds from the Offering. This amount may become payable to CR IV Advisors as we continue to raise additional proceeds in the Offering.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, borrowings on our Credit Facility or the Series C Loan, proceeds from secured or unsecured financings from banks and other lenders and net cash flows from operations.

We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from our Offering, borrowings on the Credit Facility and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders.
As of September 30, 2012, we had issued approximately 15.4 million shares of our common stock in the Offering resulting in gross proceeds of $153.2 million. As of September 30, 2012, we have not received any redemption requests or redeemed any shares of our common stock.
As of September 30, 2012, we had $39.0 million of debt outstanding on our Credit Facility and an additional $23.0 million of availability based on the current borrowing base assets. See Note 5 to our condensed consolidated unaudited financial statements in this prospectus supplement for certain terms of the Credit Facility. As of September 30, 2012, the ratio of our debt to gross real estate and related assets, net of gross intangible lease liabilities, was 25%.
Our contractual obligations as of September 30, 2012 were as follows:

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments — credit facility	$39,000,000	$—	$39,000,000	$—	$—
Interest payments — credit facility (2)	3,343,000	1,194,000	2,149,000	—	—
Principal payments — fixed rate debt (3)	522,933	—	—	5,316	517,617
Interest payments — fixed rate debt	622,243	28,929	88,611	89,340	415,363
Total	$43,488,176	$1,222,929	$41,237,611	$94,656	$932,980

(1)	The table above does not include amounts due to CR IV Advisors or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	Payment obligations for the Revolving Loans outstanding under the Credit Facility are based on an interest rate in effect as of September 30, 2012 of 3.06%.

(3)
Principal payment amounts reflect actual payments based on the face amount of bond obligations assumed in connection with a property acquisition. As of September 30, 2012, the fair value adjustments, net of amortization, of bond obligations were $68,000.

We expect to incur additional borrowings in the future to acquire additional properties and make other real estate related investments. There is no limitation on the amount we may borrow against any single improved property. Our future borrowings will not exceed 300% of our net assets as of the date of any borrowing, which is the maximum level of indebtedness permitted under the North American Securities Administrators Association REIT Guidelines; however, we may exceed that limit if approved by a majority of our independent directors. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing.
Cash Flow Analysis
Operating Activities. Net cash used in operating activities was $3.4 million for the nine months ended September 30, 2012, primarily due to a net loss of $4.9 million, which resulted from $4.6 million of acquisition costs for the 2012 Acquisitions, offset by depreciation and amortization expenses totaling $1.1 million and an increase in accounts payable and accrued expenses of $751,000. See “- Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities was $157.7 million for the nine months ended September 30, 2012, primarily resulting from the purchase of the 2012 Acquisitions.

Financing Activities. Net cash provided by financing activities was $172.9 million for the nine months ended September 30, 2012, primarily due to net proceeds from the issuance of common stock of $136.1 million and net proceeds from the line of credit of $39.0 million.
Election as a REIT
We believe we qualify and intend to elect to be taxed as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended beginning with the year ending December 31, 2012. To qualify and maintain our status as a REIT, we must meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally would not be subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).
If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT. We also will be disqualified for the four taxable years following the year during which qualification is lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated unaudited financial statements. We will be subject to certain state and local taxes related to the operations of properties in certain locations. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated unaudited financial statements.
Critical Accounting Policies and Estimates
Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate and Related Assets;

•	Allocation of Purchase Price of Real Estate and Related Assets;

•	Revenue Recognition; and

•	Income Taxes.
A complete description of such policies and our considerations as of December 31, 2011 is contained in our Registration Statement on Form S-11, as amended, and our critical accounting policies have not changed during the nine months ended September 30, 2012. The information included in this prospectus supplement should be read in conjunction with our audited consolidated balance sheet as of December 31, 2011 and related notes thereto.
Commitments and Contingencies
We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 6 to our condensed consolidated unaudited financial statements in this prospectus supplement for further explanations.
Related-Party Transactions and Agreements
We have entered into agreements with CR IV Advisors and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, CR IV Advisors or its affiliates such as acquisition fees, disposition fees, organization and offering costs, sales commissions, dealer manager fees, advisory fees and reimbursement of certain operating costs. See Note 7 to our condensed consolidated unaudited financial statements in this prospectus supplement for a discussion of the various related-party transactions, agreements and fees.

Subsequent Events
Certain events occurred subsequent to September 30, 2012 through the filing date of our Quarterly Report on Form 10-Q. Refer to Note 10 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation. Such events are:

•	Status of the Offering;

•	Credit Facility; and

•	Investment in Real Estate Assets.
New Accounting Pronouncements
Refer to Note 2 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that will significantly impact our financial statements.
Off Balance Sheet Arrangements
As of September 30, 2012 and December 31, 2011, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Updated Financial Information
The prospectus is hereby supplemented with the following financial information, which is excerpted from our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2012.

INDEX TO CONDENSED CONSOLIDATED
UNAUDITED FINANCIAL STATEMENTS

Condensed Consolidated Unaudited Balance Sheets as of September 30, 2012 and December 31, 2011	F-2

Condensed Consolidated Unaudited Statements of Operations for the three and nine months ended September 30, 2012	F-3

Condensed Consolidated Unaudited Statement of Stockholder’s Equity for the nine months ended September 30, 2012	F-4

Condensed Consolidated Unaudited Statement of Cash Flows for the nine months ended September 30, 2012	F-5

Notes to Condensed Consolidated Unaudited Financial Statements	F-6

COLE CREDIT PROPERTY TRUST IV, INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	September 30, 2012	December 31, 2011
ASSETS
Investment in real estate assets:
Land	$33,775,775	$—
Buildings and improvements, less accumulated depreciation of $604,459 and $0, respectively	106,253,772	—
Acquired intangible lease assets, less accumulated amortization of $341,203 and $0, respectively	19,075,473	—
Total investment in real estate assets, net	159,105,020	—
Cash and cash equivalents	12,022,794	200,000
Restricted cash	1,247,370	—
Rents and tenant receivables	250,758	—
Prepaid expenses and other assets	457,788	—
Deferred financing costs, less accumulated amortization of $225,701 and $0, respectively	2,651,753	—
Total assets	$175,735,483	$200,000
LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility	$39,000,000	$—
Accounts payable and accrued expenses	751,009	—
Escrowed investor proceeds	1,247,370	—
Due to affiliates	99,299	—
Acquired below market lease intangibles, less accumulated amortization of $42,777 and $0, respectively	2,965,355	—
Distributions payable	691,081	—
Bond obligations, deferred rental income and other liabilities	765,553	—
Total liabilities	45,519,667	—
Commitments and contingencies
Redeemable common stock	538,823	—
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 15,375,050 and 20,000 shares issued and outstanding, respectively	153,751	200
Capital in excess of par value	136,190,623	199,800
Accumulated distributions in excess of earnings	(6,667,381)	—
Total stockholders’ equity	129,676,993	200,000
Total liabilities and stockholders’ equity	$175,735,483	$200,000
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST IV, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

	Three Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2012
Revenues:
Rental and other property income	$1,723,130	$2,345,143
Tenant reimbursement income	123,374	149,677
Total revenue	1,846,504	2,494,820
Expenses:
General and administrative expenses	588,679	811,982
Property operating expenses	130,055	156,555
Advisory fees and expenses	207,065	297,260
Acquisition related expenses	2,610,841	4,559,418
Depreciation	448,258	604,459
Amortization	229,331	333,767
Total operating expenses	4,214,229	6,763,441
Operating loss	(2,367,725)	(4,268,621)
Other income (expense):
Interest and other income	114	487
Interest expense	(364,417)	(617,635)
Total other expense	(364,303)	(617,148)
Net loss	$(2,732,028)	$(4,885,769)
Weighted average number of common shares outstanding:
Basic and diluted	9,628,953	3,789,868
Net loss per common share:
Basic and diluted	$(0.28)	$(1.29)
Distributions declared per common share	$0.16	$0.47
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST IV, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, January 1, 2012	20,000	$200	$199,800	$—	$200,000
Issuance of common stock	15,355,050	153,551	153,021,670	—	153,175,221
Distributions to investors	—	—	—	(1,781,612)	(1,781,612)
Commissions on stock sales and related dealer manager fees	—	—	(13,421,581)	—	(13,421,581)
Other offering costs	—	—	(3,070,443)	—	(3,070,443)
Changes in redeemable common stock	—	—	(538,823)	—	(538,823)
Net loss	—	—	—	(4,885,769)	(4,885,769)
Balance, September 30, 2012	15,375,050	$153,751	$136,190,623	$(6,667,381)	$129,676,993
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST IV, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF CASH FLOWS

Nine Months Ended
September 30, 2012
Cash flows from operating activities:
Net loss	$(4,885,769)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	604,459
Amortization of intangible lease assets and below market lease intangible, net	298,426
Amortization of deferred financing costs	225,701
Changes in assets and liabilities:
Rents and tenant receivables	(250,758)
Prepaid expenses and other assets	(407,788)
Accounts payable and accrued expenses	751,009
Deferred rental income and other liabilities	181,328
Due to affiliates	99,299
Net cash used in operating activities	(3,384,093)
Cash flows from investing activities:
Investment in real estate assets	(156,451,712)
Change in restricted cash	(1,247,370)
Net cash used in investing activities	(157,699,082)
Cash flows from financing activities:
Proceeds from credit facility	80,460,324
Repayments of credit facility	(41,460,324)
Proceeds from affiliate line of credit	11,700,000
Repayments of affiliate line of credit	(11,700,000)
Repayment of bond obligations	(6,613)
Proceeds from issuance of common stock	152,636,398
Offering costs on issuance of common stock	(16,492,024)
Distributions to investors	(551,708)
Payment of loan deposit	(50,000)
Change in escrowed investor proceeds	1,247,370
Deferred financing costs paid	(2,877,454)
Net cash provided by financing activities	172,905,969
Net increase in cash and cash equivalents	11,822,794
Cash and cash equivalents, beginning of period	200,000
Cash and cash equivalents, end of period	$12,022,794

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$691,081
Common stock issued through distribution reinvestment plan	$538,823
Fair value of assumed bond obligations	$590,838
Supplemental Cash Flow Disclosures:
Interest paid	$311,568
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
September 30, 2012
NOTE 1 — ORGANIZATION AND BUSINESS
Cole Credit Property Trust IV, Inc. (the “Company”) was formed on July 27, 2010 and is a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ending December 31, 2012. The Company is the sole general partner of and owns a 99.9% partnership interest in Cole Operating Partnership IV, LP, a Delaware limited partnership (“CCPT IV OP”). Cole REIT Advisors IV, LLC (“CR IV Advisors”), the advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of 0.1% of CCPT IV OP. Substantially all of the Company’s business is conducted through CCPT IV OP.
On January 26, 2012, pursuant to a Registration Statement on Form S-11 filed under the Securities Act of 1933, as amended (Registration No. 333-169533) (the “Registration Statement”), the Company commenced its initial public offering on a “best efforts” basis of up to a maximum of 250.0 million shares of its common stock at a price of $10.00 per share, and up to 50.0 million additional shares to be issued pursuant to a distribution reinvestment plan (the “DRIP”) under which the Company’s stockholders may elect to have distributions reinvested in additional shares of common stock at a price of $9.50 per share (the “Offering”).
On April 13, 2012, the Company issued 308,000 shares of its common stock in the Offering and commenced principal operations. As of September 30, 2012, the Company had issued approximately 15.4 million shares of its common stock in the Offering for gross offering proceeds of $153.2 million before offering costs and selling commissions of $16.5 million. The Company intends to continue to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio of core commercial real estate investments primarily consisting of necessity retail properties located throughout the United States, including U.S. protectorates. The Company expects that the retail properties primarily will be single-tenant properties and multi-tenant “power centers” anchored by large, creditworthy national or regional retailers. The Company expects that the retail properties typically will be subject to long-term triple net or double net leases, whereby the tenant will be obligated to pay for most of the expenses of maintaining the property. As of September 30, 2012, the Company owned 32 properties, comprising 582,000 rentable square feet of commercial space located in 15 states. As of September 30, 2012, the rentable space at these properties was 99.8% leased.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this prospectus supplement should be read in conjunction with the Company’s audited consolidated balance sheet and related notes thereto included in the Company’s Registration Statement on Form S-11, as amended. Consolidated results of operations and cash flows for the periods ended September 30, 2011 have not been presented because the Company had not commenced its principal operations during such periods.
The condensed consolidated unaudited financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the nine months ended September 30, 2012.
When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.
When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of September 30, 2012.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

The fair values of above market and below market lease values are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities, respectively. Above market lease values are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease values relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.
Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.
Restricted Cash
Restricted cash as of September 30, 2012 consisted of escrowed investor proceeds of $1.2 million for which shares of common stock had not been issued. The Company had no restricted cash as of December 31, 2011.
Deferred Financing Costs
Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Amortization of deferred financing costs was $189,000 and $226,000 for the three and nine months ended September 30, 2012, respectively. There were no deferred financing costs or related amortization as of December 31, 2011.
Concentration of Credit Risk
As of September 30, 2012, the Company had no cash on deposit in excess of federally insured levels. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

As of September 30, 2012, two of the Company’s tenants, Walgreen Co. and Town & Country Food Stores, Inc., each accounted for 11% of the Company’s 2012 gross annualized rental revenues. The Company also had certain geographic concentrations in its property holdings. In particular, as of September 30, 2012, 12 of the Company’s properties were located in Texas, two were located in Virginia and two were located in Florida, which accounted for 32%, 12% and 11%, respectively, of the Company’s 2012 gross annualized rental revenues. In addition, the Company had tenants in the convenience store, drugstore, restaurant and discount store industries, which comprised 25%, 17%, 14% and 10%, respectively, of the Company’s 2012 gross annualized rental revenues.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of determining this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
Income Taxes
The Company intends to qualify and elect to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2012. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it, among other things, distributes its taxable income to its stockholders and it distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it or its subsidiaries may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Offering and Related Costs
CR IV Advisors funds all of the organization and offering costs on the Company’s behalf (excluding selling commissions and the dealer-manager fee) and may be reimbursed for such costs up to 2.0% of gross proceeds from the Offering. As of September 30, 2012, CR IV Advisors had incurred $3.5 million of costs related to the organization of the Company and the Offering, of which the Company had reimbursed $3.1 million. The remaining $451,000 of costs related to the organization of the Company and the Offering were not included in the financial statements of the Company as of September 30, 2012 because such costs were not a liability of the Company as they exceeded 2.0% of gross proceeds from the Offering. This amount will become payable to CR IV Advisors as the Company raises additional proceeds in the Offering. When recorded by the Company, organization costs are expensed as incurred and the offering costs, which include items such as legal and accounting fees, marketing and personnel, promotional and printing costs, are recorded as a reduction of capital in excess of par value along with selling commissions and dealer manager fees in the period in which they become payable.
Due to Affiliates
Certain affiliates of the Company’s advisor received, and will continue to receive fees, reimbursements and compensation in connection with services provided relating to the Offering and the acquisition, management, financing and leasing of the properties of the Company. As of September 30, 2012, $99,000 was due to CR IV Advisors for such services, as discussed in Note 7 to these condensed consolidated unaudited financial statements.
Stockholders’ Equity
As of September 30, 2012 and December 31, 2011, the Company was authorized to issue 490.0 million shares of common stock and 10.0 million shares of preferred stock. All shares of such stock have a par value of $0.01 per share. On August 11, 2010, the Company sold 20,000 shares of common stock, at $10.00 per share, to Cole Holdings Corporation, the indirect owner of the Company’s advisor and dealer-manager. As of September 30, 2012, the Company had approximately 15.4 million shares of common stock issued and outstanding. The Company’s board of directors may amend the charter to authorize the issuance of additional shares of capital stock without obtaining shareholder approval. The par value of investor proceeds raised from the Offering is classified as common stock, with the remainder allocated to capital in excess of par value.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

Reportable Segments
The Company’s operating segment consists of commercial properties, which include activities related to investing in real estate such as retail, office and distribution properties and other real estate related assets. The commercial properties are geographically diversified throughout the United States, and the Company evaluates operating performance on an overall portfolio level. These commercial properties have similar economic characteristics; therefore, the Company’s properties are one reportable segment.
Interest
Interest is charged to interest expense as it accrues. No interest costs were capitalized during the nine months ended September 30, 2012.
Distributions Payable and Distribution Policy
In order to qualify and maintain its status as a REIT, the Company is required to, among other things, make distributions each taxable year equal to at least 90% of its taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). To the extent that funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of applicable record dates. The Company intends to qualify and elect to be taxed as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 2012; however, the Company has not yet elected, and has not yet qualified, to be taxed as a REIT.
The Company’s board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.001707848 per share for stockholders of record as of the close of business on each day of the period commencing April 14, 2012, the first day following the release from escrow of the subscription proceeds received in the Offering, and ending on December 31, 2012. As of September 30, 2012, the Company had distributions payable of $691,000. The distributions were paid in October 2012, of which $345,000 was reinvested in shares through the DRIP. As of December 31, 2011, the Company had no distributions payable.
Redeemable Common Stock
Under the Company’s share redemption program, the Company’s requirement to redeem its shares is limited to the net proceeds received by the Company from the sale of shares under the DRIP, net of shares redeemed to date. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheet. As of September 30, 2012, the Company had issued approximately 57,000 shares of common stock under the DRIP for cumulative proceeds of $539,000. As of September 30, 2012, the Company had not received any requests for redemptions. As of December 31, 2011, the Company had not issued shares of common stock under the DRIP and had not redeemed any shares. Changes in the amount of redeemable common stock from period to period are recorded as an adjustment to capital in excess of par value.
New Accounting Pronouncements
In June 2011, the U.S. Financial Accounting Standards Board issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. ASU 2011-05 became effective for the Company beginning January 1, 2012. The adoption of ASU 2011-05 did not have a material effect on the Company’s consolidated financial statements or disclosures, because the Company’s net loss equals its comprehensive loss.
NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e. interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents and restricted cash – The Company considers the carrying values of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.
Credit Facility - The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of  September 30, 2012. The estimated fair value of the Company’s debt was $39.0 million as of September 30, 2012, which approximated the carrying value on such date. The Company had no amounts outstanding on the credit facility as of December 31, 2011. The fair value of the Company’s debt is estimated using Level 2 inputs.
Bond Obligations - The Company has bond obligations pursuant to a special assessment from a municipality that were assumed in connection with a property acquisition. The fair value is estimated by discounting the expected cash flows on the bond obligations at rates for similar obligations that management believes would be available to the Company as of September 30, 2012. The estimated fair value of the Company’s bond obligations was $584,000 as of September 30, 2012, which approximated the carrying value on such date. The Company had no bond obligations as of December 31, 2011. The fair value of the Company’s bond obligations is estimated using Level 2 inputs.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of September 30, 2012, there have been no transfers of financial assets or liabilities between levels.
NOTE 4 — REAL ESTATE ACQUISITIONS
During the nine months ended September 30, 2012, the Company acquired 32 commercial properties for an aggregate purchase price of $157.0 million (the “2012 Acquisitions”). The Company purchased the 2012 Acquisitions with net proceeds from the Offering and proceeds from the Company’s revolving credit facility and line of credit with an affiliate of the Company’s advisor. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation:

September 30, 2012
Land	$33,775,775
Building and improvements	106,858,231
Acquired in-place leases	18,326,349
Acquired above-market leases	1,090,327
Acquired below-market leases	(3,008,132)
Total purchase price	$157,042,550
During the three and nine months ended September 30, 2012, the Company recorded revenue of $1.8 million and $2.5 million, respectively, and a net loss of $1.8 million and $3.4 million, respectively, related to the 2012 Acquisitions.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

The following information summarizes selected financial information of the Company as if all of the 2012 Acquisitions were completed on January 1, 2011 for each period presented below. The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the three and nine months ended September 30, 2012 and 2011, respectively.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Pro forma basis (unaudited):
Revenue	3,053,386	3,053,386	9,098,700	9,098,700
Net income (loss)	500,499	569,773	2,586,868	(1,787,088)
The unaudited pro forma information for the three and nine months ended September 30, 2012 was adjusted to exclude $2.6 million and $4.6 million, respectively, of acquisition costs recorded during the current period related to the 2012 Acquisitions. These costs were recognized in the unaudited pro forma information for the nine months ended September 30, 2011. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2011, nor does it purport to represent the results of future operations.
NOTE 5 — CREDIT FACILITY
As of September 30, 2012, the Company had $39.0 million of debt outstanding under its secured revolving credit facility (the “Credit Facility”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) as administrative agent pursuant to an amended and restated credit agreement (the “Credit Agreement”). The Credit Facility allows the Company to borrow up to $250.0 million in revolving loans (the “Revolving Loans”), with the maximum amount outstanding not to exceed 65% of the cost or appraised value of qualified properties as determined by the administrative agent (the “Borrowing Base”). As of September 30, 2012, the allowable borrowings under the Borrowing Base of the Credit Facility was approximately $62.0 million based on the underlying collateral pool for qualified properties. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $400.0 million. The Credit Facility matures on July 13, 2015.
The Revolving Loans will bear interest at rates depending upon the type of loan specified by the Company. For a Eurodollar rate loan, as defined in the Credit Agreement, the interest rate will be equal to the one-month LIBOR for the interest period, plus 2.35%. For floating rate loans, the interest rate will be a per annum amount equal to 1.35% plus the greatest of (1) the Federal Funds Rate plus 0.5%; (2) JPMorgan Chase’s Prime Rate; or (3) the one-month LIBOR plus 1.0%. As of September 30, 2012, the Revolving Loans had a weighted average interest rate 2.69%.
The Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. Based on the Company’s analysis and review of its results of operations and financial condition, the Company believes it was in compliance with the covenants of the Credit Facility as of September 30, 2012.
In addition, during the nine months ended September 30, 2012, the Company entered into a $10.0 million subordinate revolving line of credit with Series C, LLC, an affiliate of CR IV Advisors (“Series C”), (the “Series C Loan”). The Series C Loan has a fixed interest rate of 4.5% with accrued interest payable monthly in arrears and principal due upon maturity on April 12, 2013. The Series C Loan was approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction as being fair, competitive and commercially reasonable and no less favorable to the Company than a comparable loan between unaffiliated parties under the same circumstances. As of September 30, 2012, there were no amounts outstanding on the Series C Loan.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the respective property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. In addition, the Company carries environmental liability insurance on its properties that provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. Accordingly, the Company does not believe that it is reasonably possible that the environmental matters identified at such properties will have a material effect on its results of operations, financial condition or liquidity, nor is it aware of any environmental matters at other properties which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.
NOTE 7 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, commissions, fees and expenses payable to CR IV Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and disposition of its assets.
Offering
In connection with the Offering, Cole Capital Corporation (“Cole Capital”), the Company’s dealer-manager, which is affiliated with its advisor, receives a selling commission of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Cole Capital has reallowed and intends to continue to reallow 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital receives up to 2.0% of gross offering proceeds before reallowance to participating broker-dealers as a dealer-manager fee in connection with the Offering. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers. No selling commissions or dealer manager fees are paid to Cole Capital or other broker-dealers with respect to shares sold pursuant to the DRIP.
All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer-manager fee) are paid by CR IV Advisors or its affiliates and are reimbursed by the Company up to 2.0% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be underwriting compensation. As of September 30, 2012, CR IV Advisors had paid organization and offering costs of $3.5 million in connection with the Offering, of which $451,000 was not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 2.0% of gross proceeds from the Offering. This amount may become payable to CR IV Advisors as the Company continues to raise additional proceeds in the Offering.
The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CR IV Advisors or its affiliates related to the services described above during the periods indicated:

	Three Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2012
Offering:
Selling commissions	$7,381,953	$10,361,511
Selling commissions reallowed by Cole Capital	$7,381,953	$10,361,511
Dealer manager fees	$2,154,879	$3,060,070
Dealer manager fees reallowed by Cole Capital	$1,282,091	$1,599,810
Other organization and offering expenses	$2,164,322	$3,070,443

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

Acquisitions and Operations
CR IV Advisors or its affiliates also receive acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset the Company acquires; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (3) the purchase price of any loan the Company acquires; and (4) the principal amount of any loan the Company originates. Additionally, CR IV Advisors or its affiliates are reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price.
The Company pays CR IV Advisors a monthly advisory fee based upon the Company’s monthly average invested assets, which is equal to the following amounts: (1) an annualized rate of 0.75% will be paid on the Company’s average invested assets that are between $0 to $2.0 billion; (2) an annualized rate of 0.70% will be paid on the Company’s average invested assets that are between $2.0 billion to $4.0 billion; and (3) an annualized rate of 0.65% will be paid on the Company’s average invested assets that are over $4.0 billion.
 The Company reimburses CR IV Advisors for the expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of: (1) 2.0% of average invested assets, or (2) 25.0% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse for personnel costs in connection with services for which CR IV Advisors receives acquisition fees.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by CR IV Advisors or its affiliates related to the services described above during the periods indicated:

	Three Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2012
Acquisition and Operations:
Acquisition fees and expenses	$1,880,613	$3,184,334
Advisory fees and expenses	$207,065	$297,260
Operating expenses	$80,478	$137,573
The Company did not incur any advisory fees or operating expense reimbursements from April 13, 2012, when the Company commenced principal operations, through May 31, 2012 as CR IV Advisors agreed to waive its rights to these fees and expense reimbursements during such period.
Liquidation/Listing
If CR IV Advisors or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, the Company will pay CR IV Advisors or its affiliate a disposition fee in an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event may the disposition fee paid to CR IV Advisors or its affiliates, when added to the real estate commissions paid to unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price.
If the Company is sold or its assets are liquidated, CR IV Advisors will be entitled to receive a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after investors have received a return of their net capital invested and an 8.0% annual cumulative, non-compounded return. Alternatively, if the Company’s shares are listed on a national securities exchange, CR IV Advisors will be entitled to a subordinated performance fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to investors. As an additional alternative, upon termination of the advisory agreement, CR IV Advisors may be entitled to a subordinated performance fee similar to that to which CR IV Advisors would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.
During the nine months ended September 30, 2012, no commissions or fees were incurred for any such services provided by CR IV Advisors and its affiliates related to the services described above.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

Due to Affiliates
As of September 30, 2012, $99,000 had been incurred primarily for operating and acquisition expenses by CR IV Advisors or its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the condensed consolidated unaudited balance sheets.
Transactions
During the nine months ended September 30, 2012, the Company acquired 100% of the membership interests in two commercial properties from Series C for an aggregate purchase price of $4.3 million. A majority of the Company’s board of directors (including a majority of the Company’s independent directors) not otherwise interested in the transactions approved the acquisitions as being fair and reasonable to the Company and determined that the cost to the Company of each property was equal to the cost of the respective property to Series C (including acquisition related expenses). In addition, the purchase price of each property, exclusive of closing costs, was not in excess of the current appraised value of the respective property as determined by an independent third party appraiser.
In connection with the real estate assets acquired from Series C during the nine months ended September 30, 2012, the Company entered into the Series C Loan. Refer to Note 5 to these condensed consolidated unaudited financial statements for the terms of the Series C Loan. The Series C Loan was repaid in full during the nine months ended September 30, 2012, with gross offering proceeds. The Company paid $39,000 of interest to CR IV Advisors related to the Series C Loan during the nine months ended September 30, 2012.
NOTE 8 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage CR IV Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR IV Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
NOTE 9 — OPERATING LEASES
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of September 30, 2012, the leases have a weighted-average remaining term of 16.2 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of September 30, 2012, the future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, assuming no exercise of renewal options, is as follows:

Future Minimum Rental Income
October 1, 2012 through December 31, 2012	$2,858,594
2013	11,434,374
2014	11,434,374
2015	11,395,049
2016	11,382,877
2017	11,268,071
Thereafter	125,360,590
$185,133,929

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2012

NOTE 10 — SUBSEQUENT EVENTS
Status of the Offering
As of November 12, 2012, the Company had received $221.3 million in gross offering proceeds through the issuance of approximately 22.2 million shares of its common stock in the Offering (including shares issued pursuant to the DRIP).
Credit Facility
Subsequent to September 30, 2012, the Borrowing Base was increased to $71.1 million. As of November 12, 2012, the Company had $39.0 million outstanding under the Credit Facility.
Investment in Real Estate Assets
Subsequent to September 30, 2012, the Company acquired 15 commercial real estate properties for an aggregate purchase price of $50.7 million. The acquisitions were funded with net proceeds of the Offering. Acquisition related expenses totaling $1.5 million were expensed as incurred.

CCPT4-SUP-01A